Exhibit 12.1

QR ENERGY, LP

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	QR Energy, LP			Predecessor
	Three Months Ended March 31,	Year ended December 31,	December 22 - December 31,	January 1 - December 21,	Year ended December 31,
	2012	2011	2010	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$(7,266)	$61,987	$(12,133)	$32,021	$(115,232)	$(268,384)	$(168,669)
Equity losses (earnings) included in income (loss) before income taxes	—	—	—	(3,782)	(2,675)	3,010	(7)
Add:
Fixed charges	6,309	20,617	542	19,890	7,078	11,419	16,526

Earnings	(957)	82,604	(11,591)	48,129	(110,829)	(253,955)	(152,150)

Fixed charges:
Interest expense	6,042	19,097	498	16,927	6,066	10,548	15,819
Amortization of debt expense	267	1,520	44	2,681	636	554	522
Interest component of rent expense	—	—	—	282	376	317	185

Fixed charges	6,309	20,617	542	19,890	7,078	11,419	16,526

Ratio of earnings to fixed charges (a)	(b )	4.01	(b )	2.42	(c )	(c )	(c )

(a)	These ratios were computed by dividing earnings by fixed charges. For purposes of computing the ratio, earnings consist of income from continuing operations before income taxes plus fixed charges, and fixed charges consist of interest expense, amortized expenses related to indebtedness, and estimated interest related to rental expense.
(b)	Due to the Partnership’s loss for the period, the ratio coverage was less than 1:1 for the period indicated. The Partnership would have needed to generate additional earnings of $7.3 million and $12.1 million to achieve coverage of 1:1 for the three months ended March 31, 2012 and for the period from December 22, 2010 to December 31, 2010, respectively
(c)	Due to the Predecessor’s loss for the period, the ratio coverage was less than 1:1 for the period indicated. The Predecessor would have needed to generate additional earnings of $115.2 million, $268.4 million, and $168.7 million to achieve coverage of 1:1 for the years ended December 31, 2009, 2008 and 2007, respectively.